SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 5)
                                    and
                                SCHEDULE 13D
                               (Rule 13d-101)
                             (Amendment No. 1)
                             ------------------

                              LANDS' END, INC.
                     (Name of Subject Company (Issuer))

                          INLET ACQUISITION CORP.
                        a wholly owned subsidiary of
                           SEARS, ROEBUCK AND CO.
                    (Names of Filing Persons (Offerors))
                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 515086106
                   (CUSIP Number of Class of Securities)
                          Anastasia D. Kelly, Esq.
                 Senior Vice President and General Counsel
                           Sears, Roebuck and Co.
                             3333 Beverly Road
                      Hoffman Estates, Illinois 60179
                         Telephone : (847) 286-2500
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                              With a copy to:
                            Gary P. Cullen, Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700
                         CALCULATION OF FILING FEE
================================================================================

     Transaction Valuation*                          Amount of Filing Fee**

       $1,950,167,509.37                                 $179,415.41
================================================================================
* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 30,012,942 outstanding shares of common stock of Lands' End, Inc. at a purchase price of $62.00 per share. The transaction valuation also includes the offer price of $62.00 less $30.13, which is the average exercise price per share, multiplied by 2,804,051, the estimated number of options outstanding.
**   The amount of the filing fee, calculated in accordance with Section
     13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation. Sent by wire transfer to the Securities
     Exchange lockbox on May 16, 2002.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $  179,415.41        Filing party:  Sears,  Roebuck  and Co.
                                                                 and  Inlet Acquisition Corp.
     Form or Registration No.:  Schedule TO-T      Date Filed:   May 17, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [X] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


--------------------------------------------------------------------------------

CUSIP No.   515086106
--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              SEARS, ROEBUCK AND CO. (I.R.S. IDENTIFICATION NO.  36-1750680)
--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              WC, OO
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK
--------------------------------------------------------------------------------

                    7      SOLE VOTING POWER

                           None
 NUMBER OF          ------------------------------------------------------------
  SHARES            8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                  29,360,656
   EACH             ------------------------------------------------------------
 REPORTING
  PERSON            9      SOLE DISPOSITIVE POWER
   WITH
                           None
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            29,360,656
--------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              29,360,656
--------------------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

--------------------------------------------------------------------------------

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              98%
--------------------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

CUSIP No. 515086106
--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) INLET ACQUISITION CORP.

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|

                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------

                    7      SOLE VOTING POWER

                           None

 NUMBER OF          ------------------------------------------------------------
  SHARES
BENEFICIALLY        8      SHARED VOTING POWER
 OWNED BY
   EACH                    29,360,656
 REPORTING          -----------------------------------------------------------
  PERSON
   WITH             9      SOLE DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER

                            29,360,656
--------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              29,360,656
--------------------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

--------------------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              98%
--------------------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------



          This Amendment No. 5 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on May 17, 2002, as amended, by Inlet Acquisition Corp., a Delaware corporation (the "Purchaser"), and Sears, Roebuck and Co., a New York corporation ("Sears"), and the Schedule 13D filed with the Commission by the Purchaser and Sears on May 21, 2002 (the "Schedule 13D"). The Statement and the Schedule 13D relate to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Lands' End, Inc., a Delaware corporation (the "Company"), at a purchase price of $62.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated May 17, 2002 (the "Offer to Purchase"), as amended, a copy of which was filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

Items 4, 8 and 11 of the Statement and Item 5 of Schedule 13D.

Items 4, 8 and 11 of the Statement and Item 5 of Schedule 13D are hereby amended and supplemented to include the following:

          The Offer expired at 12:00 midnight, New York City time, on Friday, June 14, 2002, and was not extended. Based on information provided by Mellon Investor Services LLC, the depositary for the Offer, 29,360,656 Shares (including 2,543,068 Shares subject to guaranteed delivery), representing approximately 98% of the issued and outstanding Shares, were validly tendered pursuant to the Offer and not validly withdrawn. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

          Pursuant to the terms of the Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002, among Sears, the Purchaser and the Company, Sears intends to cause the merger of the Purchaser with and into the Company (the "Merger"). Sears expects the Merger to be completed on June 17, 2002. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company as treasury stock, or owned by Sears, the Purchaser or Sears' other wholly owned subsidiaries, all of which will be cancelled and retired and will cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights in accordance with Delaware law) will be cancelled and converted into the right to receive $62.00, net to the Seller in cash, without interest thereon, payable to the holder of such Share.

          On June 17, 2002, Sears issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(I) and is incorporated by reference herein.

Item 12 of the Statement.

          Item 12 of the Statement is hereby amended and supplemented to add the following exhibit:

          (a)(5)(I) Press release issued by Sears on June 17, 2002.



                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                       SEARS, ROEBUCK AND CO.

                                       By: /s/ Paul J. Liska
                                       -----------------------------------------
                                       Name:   Paul J. Liska
                                       Title:  Executive Vice President
                                               and Chief Financial Officer

                                       INLET ACQUISITION CORP.

                                       By:       /s/ W. Anthony Will
                                       -----------------------------------------
                                       Name:    W. Anthony Will
                                       Title:   Vice President and Treasurer


Dated:  June 17, 2002


                       EXHIBIT INDEX TO THE STATEMENT

Exhibit           Exhibit Name

(a)(5)(I) Press Release issued by Sears on June 17, 2002.